UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Pontem Corp.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G71707106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pontem LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,535,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,535,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Represents 8,535,000 shares of Class A ordinary shares issuable in respect of 8,535,000 shares of Class B ordinary shares (“Class B Ordinary Shares”), which will automatically convert into Class A ordinary shares of the issuer at the time of the issuer’s initial business combination transaction on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2)	Calculated based on (i) 69,000,000 Class A ordinary shares outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 5, 2021 and (ii) 17,250,000 Class A ordinary shares issuable upon conversion of the 17,250,000 Class A ordinary shares beneficially owned in respect of the Class B Ordinary Shares

Item 1(a).	Name of Issuer

Pontem Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1140 Avenue of the Americas, 9th Floor New York, NY 10036

Item 2(a).	Names of Persons Filing

This statement is filed by Pontem LLC (the “Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1140 Avenue of the Americas, 9th Floor New York, NY 10036

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares

Item 2(e).	CUSIP Number

G71707106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See response to Item 9 on the cover page.

(b)	Percent of Class: See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. There are three managers on the Reporting Person’s board of managers— Burak Alici, Hubertus Muehlhaeuser and Nina Murphy. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PONTEM LLC

By:	/s/ Nina Murphy
Name:	Nina Murphy
Title:	Chief Financial Officer

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